                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                   THE SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended June 30, 1998



               [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition period from __________ to __________



                         Commission file number 0-15383




              CEM CORPORATION SALARY REDUCTION PROFIT SHARING PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)


                                 CEM CORPORATION
--------------------------------------------------------------------------------
               (Exact name of Issuer as specified in its charter)


      North Carolina                                     56-1019741
--------------------------------------------------------------------------------
 (State of Incorporation)                   (I.R.S. Employer Identification No.)


                    3100 Smith Farm Road, Matthews, NC 28105
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


               Post Office Box 200, Matthews, North Carolina 28106
--------------------------------------------------------------------------------
                (Mailing address of principal executive offices)

                              REQUIRED INFORMATION



ITEMS 1-3 are not being submitted pursuant to ITEM 4.



ITEM 4 - This plan is subject to ERISA and is filing plan financial statements and schedules prepared accordingly.



EXHIBIT 23.1 - Consent of Independent Accountants

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.





                           CEM CORPORATION SALARY REDUCTION PROFIT SHARING PLAN

                            By:  /s/ Richard N. Decker
                                 ----------------------------------------------
                                 Richard N. Decker
                                 Secretary of the Administrative Committee



Dated: December 22, 1998

                                 CEM CORPORATION
                      SALARY REDUCTION PROFIT-SHARING PLAN
                   for the years ended June 30, 1998 and 1997

                                 C O N T E N T S

                                   ----------



                                                                         Pages
                                                                         -----

Report of Independent Accountants                                           2

Financial Statements:
      Statements of Net Assets Available for Plan
            Benefits with Fund Information                                3-4
      Statements of Changes in Net Assets Available
            for Plan Benefits with Fund Information                       5-6
      Notes to Financial Statements                                      7-12

Supplemental Schedules:
      Item 27a- Schedule of Assets Held for Investment
            Purposes as of June 30, 1998                                   14
      Item 27d- Schedule of Reportable Transactions
            for the year ended June 30, 1998                               15

                        REPORT OF INDEPENDENT ACCOUNTANTS


December 16, 1998


To the  Plan Administrative Committee
CEM Corporation Salary Reduction Profit-Sharing Plan:

In our opinion, the accompanying statements of net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the CEM Corporation Salary Reduction Profit-Sharing Plan (the "Plan") as of June 30, 1998 and 1997 and the changes in its net assets available for plan benefits for the years then ended, and the related statements of changes in net assets available for plan benefits for the years ended June 30, 1998 and 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               as of June 30, 1998

                                   ----------


                                                                            1998
                               ---------------------------------------------------------------------------------------------------
                                                                     Participant-Directed
                               ---------------------------------------------------------------------------------------------------
                                                                             Janus                      Strong      Fidelity
                                  Bankers   Barron Asset   Invesco Value   Worldwide    Schwab S&P    Opportunity   Balanced
                                   Fund         Fund           Fund          Fund        500 Fund        Fund         Fund
                                   ----         ----           ----          ----        --------        ----         ----


Investments:

  Pooled funds                   $446,102    $ 241,503      $ 223,605      $ 270,115    $ 385,735     $ 251,266    $ 2,999,827

  Loans to participants                 -                                                                                    -

                               ---------------------------------------------------------------------------------------------------
    Total                         446,102      241,503        223,605        270,115      385,735       251,266      2,999,827

Contributions receivable:

    Employer                            -            -              -              -            -             -              -

    Participants                        -            -              -              -            -             -              -

Accrued interest and dividends      2,601                                                                                    -

Cash                                    -                                                                                1,317

                               ---------------------------------------------------------------------------------------------------
      Total assets                448,703      241,503        223,605        270,115      385,735       251,266      3,001,144
                               ---------------------------------------------------------------------------------------------------

Accrued expenses                      130           98             81            114          116            63          2,086
                               ---------------------------------------------------------------------------------------------------

      Net assets available for

        Plan benefits            $448,573    $ 241,405      $ 223,524      $ 270,001    $ 385,619     $ 251,203    $ 2,999,058
                               ===================================================================================================

                                                                               1998
                               ---------------------------------------------------------------------------------------------------
                                                                        Participant-Directed
                               ---------------------------------------------------------------------------------------------------
                                                Fidelity     T. Rowe Price
                                    Janus       Magellan     International    CEM Corp.      Loan  Contribution
                                    Fund          Fund           Fund        Stock Fund      Fund    Receivable          Total
                                    ----          ----           ----        ----------      ----    ----------          -----


Investments:

  Pooled funds                   $ 3,243,472   $ 1,452,905    $ 475,694        $ -         $      -    $      -       $ 9,990,224

  Loans to participants                    -             -            -          -          103,497           -           103,497

                               ---------------------------------------------------------------------------------------------------
    Total                          3,243,472     1,452,905      475,694          -          103,497           -        10,093,721

Contributions receivable:

    Employer                               -             -            -          -                -     417,580           417,580

    Participants                           -             -            -          -                -      16,203            16,203

Accrued interest and dividends             -             -            -          -                -           -             2,601

Cash                                                     -            -          -                -           -             1,317

                               ---------------------------------------------------------------------------------------------------
      Total assets                 3,243,472     1,452,905      475,694          -          103,497     433,783        10,531,422
                               ---------------------------------------------------------------------------------------------------

Accrued expenses                         952           289          117          -                -           -             4,046
                               ---------------------------------------------------------------------------------------------------

      Net assets available for

        Plan benefits            $ 3,242,520   $ 1,452,616    $ 475,577        $ -         $103,497   $ 433,783      $ 10,527,376
                               ===================================================================================================

     The accompanying notes are an integral part of the financial statements

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                               as of June 30, 1997

                                   ----------


                                                                            1997
                             ------------------------------------------------------------------------------------------------------
                                                                    Participant-Directed
                             ------------------------------------------------------------------------------------------------------
                                         Fidelity                 Fidelity  T.Rowe Price    CEM
                              Bankers    Balanced      Janus      Magellan  International Corporation  Loan  Contribution
                               Fund        Fund         Fund        Fund        Fund        Stock      Fund    Receivable    Total
                             ------------------------------------------------------------------------------------------------------
Investments:
   Shares of registered
     investment companies    $575,949   $3,093,070   $2,370,223   $1,244,121   $748,440   $   -   $      -   $      -   $8,031,803
   Loans to participants            -            -            -            -          -       -    115,601          -      115,601
                             ------------------------------------------------------------------------------------------------------
      Total                   575,949    3,093,070    2,370,223    1,244,121    748,440       -    115,601          -    8,147,404
Contributions receivable:
   Employer                         -            -            -            -          -       -          -    424,828      424,828
   Participants                     -            -            -            -          -       -          -     15,151       15,151
Accrued interest and
  dividends                     2,565            -            -            -          -       -          -          -        2,565
Cash                                -          150            -            -          -       -          -          -          150
                             ------------------------------------------------------------------------------------------------------
      Total assets            578,514    3,093,220    2,370,223    1,244,121    748,440       -    115,601    439,979    8,590,098

Accrued expenses                  189        1,235          885          474        260       -          -          -        3,043
                             ------------------------------------------------------------------------------------------------------
      Net assets available
         for plan benefits   $578,325   $3,091,985   $2,369,338   $1,243,647   $748,180   $   -   $115,601   $439,979   $8,587,055
                             ======================================================================================================

                     The accompanying notes are an integral
                        part of the financial statements

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                        for the year ended June 30, 1998

                                   ----------

                                                                                1998
                                     ---------------------------------------------------------------------------------------------
                                                                        Participant-Directed
                                     ---------------------------------------------------------------------------------------------
                                                                                                              Strong      Fidelity
                                       Bankers  Barron Asset  Invesco Value  Janus Worldwide  Schwab S&P   Opportunity    Balanced
                                         Fund       Fund           Fund            Fund        500 Fund        Fund         Fund
                                     ---------------------------------------------------------------------------------------------

Additions to net assets
  attributed to:

  Investment income:

    Interest and dividends           $ 30,415    $      -      $ 1,379              $ 59     $       -     $       -     $ 398,000

    Net appreciation (depreciation)
     in fair value of investments           -      (3,663)      (1,057)           11,519         9,569        (4,105)      263,514

    Loan interest                         340           4           78               320           165             -           822
                                     ---------------------------------------------------------------------------------------------

                                       30,755      (3,659)         400            11,898         9,734        (4,105)      662,336

    Investment expenses                 1,495         189          161               209           267           162         7,997
                                     ---------------------------------------------------------------------------------------------

Net investment income                  29,260      (3,848)         239            11,689         9,467        (4,267)      654,339

  Contributions:

    Employer                            7,940       1,096        4,071             3,530         1,673           751        17,301

    Participants                       20,918       3,296        9,861             9,261         4,652         2,149        37,708

                                     ---------------------------------------------------------------------------------------------
      Total additions                  58,118         544       14,171            24,480        15,792        (1,367)      709,348
                                     ---------------------------------------------------------------------------------------------

Deductions from net assets
  attributed to benefits paid to
  participants                         51,006                                                                              295,919
                                     ---------------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                   7,112         544       14,171            24,480        15,792        (1,367)      413,429

Interfund transfers                  (136,864)    240,861      209,353           245,521       369,827       252,570      (506,356)
                                     ---------------------------------------------------------------------------------------------

    Net increase (decrease)          (129,752)    241,405      223,524           270,001       385,619       251,203       (92,927)

Net assets available for
  Plan benefits:

    Beginning of year                 578,325           -            -                 -             -             -     3,091,985
                                     ---------------------------------------------------------------------------------------------
    End of year                      $448,573   $ 241,405    $ 223,524         $ 270,001     $ 385,619     $ 251,203   $ 2,999,058
                                     =============================================================================================


                                                                               1998
                                     ----------------------------------------------------------------------------------------------
                                                                      Participant-Directed
                                     ----------------------------------------------------------------------------------------------
                                                  Fidelity   T. Rowe Price
                                         Janus    Magellan   International   CEM Corp.    Loan         Contributions
                                         Fund       Fund          Fund         Stock      Fund           Receivable         Total
                                     ----------------------------------------------------------------------------------------------

Additions to net assets
  attributed to:

  Investment income:

    Interest and dividends             $ 463,125   $ 104,205     $ 30,770       $ -    $      -         $       -      $ 1,027,953

    Net appreciation (depreciation)
     in fair value of investments        337,572     280,922      (16,578)                    -                 -          877,693

    Loan interest                          4,326       2,289        1,408         -           -                 -            9,752
                                     ----------------------------------------------------------------------------------------------

                                         805,023     387,416       15,600         -           -                 -        1,915,398

    Investment expenses                    7,315       3,670        1,523         -           -                 -           22,988
                                     ----------------------------------------------------------------------------------------------

Net investment income                    797,708     383,746       14,077         -           -                 -        1,892,410
                                                                                                                                 -
  Contributions:

    Employer                              68,428      27,831       12,370                                 417,580          562,571

    Participants                         166,046      64,841       34,835                                  16,203          369,770

                                     ----------------------------------------------------------------------------------------------
      Total additions                  1,032,182     476,418       61,282         -           -           433,783        2,824,751
                                     ----------------------------------------------------------------------------------------------
                                                                                                                                 -
Deductions from net assets
  attributed to benefits paid to
  participants                           260,704     179,595       75,249         -      21,957                 -          884,430
                                     ----------------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                    771,478     296,823      (13,967)        -     (21,957)          433,783        1,940,321

Interfund transfers                      101,704     (87,854)    (258,636)        -       9,853          (439,979)               -
                                     ----------------------------------------------------------------------------------------------

    Net increase (decrease)              873,182     208,969     (272,603)        -     (12,104)           (6,196)       1,940,321

Net assets available for
  Plan benefits:

    Beginning of year                  2,369,338   1,243,647      748,180         -     115,601           439,979        8,587,055
                                     ----------------------------------------------------------------------------------------------
    End of year                      $ 3,242,520  $1,452,616    $ 475,577       $ -    $103,497         $ 433,783     $ 10,527,376
                                     ==============================================================================================

                     The accompanying notes are an integral
                        part of the financial statements

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS WITH FUND INFORMATION
                        for the year ended June 30, 1997

                                   ----------


                                                                         1997
                                          ------------------------------------------------------------------------
                                                                   Participant-Directed
                                          ------------------------------------------------------------------------
                                                     Fidelity                Fidelity   T.Rowe Price     CEM
                                           Bankers   Balanced      Janus     Magellan  International   Corporation
                                            Fund       Fund         Fund       Fund        Fund          Stock
                                          ------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividends              $ 35,775  $  138,991  $  193,412  $   46,824   $ 18,323      $     -
      Net appreciation (depreciation)
         in fair value of investments            -     503,169     193,540     265,962    108,092       (3,915)
      Loan interest                          1,055       1,355       3,893       2,636      1,657            -
                                          ------------------------------------------------------------------------
                                            36,830     643,515     390,845     315,422    128,072       (3,915)
      Investment expenses                    2,447      10,728       6,583       4,716      2,628            -
                                          ------------------------------------------------------------------------
            Net investment income (loss)    34,383     632,787     384,262     310,706    125,444       (3,915)
   Contributions:
      Employer                               8,544      21,484      59,770      38,078     20,448            -
      Participants                          41,163      47,528     168,999     115,215     65,147            -
                                          ------------------------------------------------------------------------
           Total additions (deductions)     84,090     701,799     613,031     463,999    211,039       (3,915)
Deductions from net assets attributed to
   benefits paid to participants           145,725     343,122     334,569     342,641    162,591             -
                                          ------------------------------------------------------------------------
      Net increase (decrease) prior to
         interfund transfers               (61,635)    358,677     278,462     121,358     48,448       (3,915)
   Interfund transfers                      31,957    (253,420)    532,829    (219,247)   (51,614)      (5,890)
                                          ------------------------------------------------------------------------
            Net increase (decrease)        (29,678)    105,257     811,291     (97,889)    (3,166)      (9,805)
Net assets available for plan benefits:
            Beginning of year              608,003   2,986,728   1,558,047   1,341,536    751,346        9,805
                                          ------------------------------------------------------------------------
            End of year                   $578,325  $3,091,985  $2,369,338  $1,243,647   $748,180      $     -
                                          ========================================================================

                                                           1997
                                          --------------------------------------
                                                   Participant-Directed
                                          --------------------------------------

                                             Loan   Contribution
                                             Fund     Receivable      Total
                                          --------------------------------------
Additions to net assets attributed to:
   Investment income:
      Interest and dividends              $      -     $      -     $  433,325
      Net appreciation (depreciation)
         in fair value of investments            -            -      1,066,848
      Loan interest                              -            -         10,596
                                          --------------------------------------
                                                 -            -      1,510,769
      Investment expenses                        -            -         27,102
                                          --------------------------------------
            Net investment income (loss)         -            -      1,483,667
   Contributions:
      Employer                                   -      424,828        573,152
      Participants                               -       15,151        453,203
                                          --------------------------------------
           Total additions (deductions)          -      439,979      2,510,022
Deductions from net assets attributed to
   benefits paid to participants             6,055            -      1,334,703
                                          --------------------------------------
      Net increase (decrease) prior to
         interfund transfers                (6,055)     439,979      1,175,319
   Interfund transfers                      35,580      (70,195)             -
                                          --------------------------------------
            Net increase (decrease)         29,525      369,784      1,175,319
Net assets available for plan benefits:
            Beginning of year               86,076       70,195      7,411,736
                                          --------------------------------------
            End of year                   $115,601     $439,979     $8,587,055
                                          ======================================

                     The accompanying notes are an integral
                        part of the financial statements

                          NOTES TO FINANCIAL STATEMENTS

                                   ----------


1. Description of the Plan:

The following brief description of the CEM Corporation Salary Reduction Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a comprehensive description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering substantially all employees of CEM Corporation (the "Company") with 1,000 hours of qualified service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATIVE COSTS - Administrative costs of the Plan are paid by the Plan.

CONTRIBUTIONS - The Plan provides for participant contributions on a pretax compensation reduction basis. Under this arrangement, participants may elect to contribute to the Plan by deferring one to ten percent of annual compensation up to specified maximums. Employee contributions are fully vested at all times. AS stipulated by the Internal Revenue Service, employees could not contribute more than $10,000 and $9,500 during 1998 and 1997, respectively.

The Company matches specified percentages of employee contributions as defined in the Plan Agreement. Additional employer contributions are determined annually by the board of directors. Employer contributions are fully vested after three years of service.

PARTICIPANT ACCOUNTS - Additional employer contributions and forfeitures are allocated to individual participant accounts based on the ratio that each participant's annual compensation, as defined by the Plan, bears to the total annual compensation, as defined by the Plan, of all participants. Forfeitures totaled $8,929 and $8,642 in 1998 and 1997, respectively. Investment income is allocated to the individual participant accounts in the ratio which the account of each participant bears to the total of the accounts of all participants.

LOANS - Effective January 1, 1996 participants were permitted to obtain loans against their vested account balance. Participants may borrow from their accounts a minimum amount of $1,000 not to exceed the lesser of 50% of their vested amount or $50,000. The loans bear interest at rates of prime plus two percent and are collected via payroll deductions.

DISTRIBUTION OF BENEFITS - Benefits provided by the Plan are paid by the administrator from net assets available for benefits. The benefits to which a plan participant is entitled depend on the participant's vested share of contributions, forfeitures and investment income (including net realized and unrealized gains and losses) allocated to the participant's account.

                                   ----------



1. Description of the Plan (continued):

INVESTMENT RISKS - The Plan provides for various investment options in mutual funds and the Company's stock. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

2. Summary of Accounting Policies:

The following are significant accounting policies followed by the Plan:

BASIS OF PRESENTATION - The financial statements of the Plan have been prepared on the accrual basis of accounting except for benefits, which are recorded when paid.

INVESTMENTS - Investments are recorded at their fair market value as determined by quoted prices in an active market. Participant loans are stated at the outstanding principal balance.

NET APPRECIATION (DEPRECIATION) - The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

BENEFITS PAYABLE - The Plan records benefit payments when paid. The Plan had no benefits payable at June 30, 1998 and 1997.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                   ----------


3. Investments:

The following is a summary of investments held at June 30, 1998 and 1997:

                                                                               1998
                                          --------------------------------------------------------------------------------------
                                                      Number of Units
                                                        on Principle                                                Market
                                                          Amounts                       Cost                         Value
                                          --------------------------------------------------------------------------------------
Bankers Trust Pyramid Open
      End GIC Fund II                                        446,102     $              446,102   $                  446,102
Baron Asset Fund                                               4,626                    245,126                      241,503
Invesco Value Fund                                             7,135                    224,661                      223,605
Janus Worldwide Fund                                           5,731                    258,604                      270,115
Schwab Capital S & P Fund                                     21,967                    375,748                      385,735
Strong Opportunity Fund                                        6,037                    255,372                      251,266
Fidelity Balanced Fund                                       178,987                  2,404,059                    2,999,827
Janus Fund                                                   107,507                  2,724,083                    3,243,472
Fidelity Magellan Fund                                        13,253                  1,136,542                    1,452,905
T.Rowe Price International
      Stock Fund                                              31,173                    407,641                      475,694
CEM Corporation Stock                                              -                          -
Loans to participants
      (interest rate of 10.25 - 11%)                              24                    103,497                      103,497
                                                                    ------------------------------------------------------------
                                                                         $            8,581,445   $               10,093,721
                                                                    ============================================================

                                                                               1997
                                          --------------------------------------------------------------------------------------
                                                      Number of Units
                                                        on Principle                                                Market
                                                          Amounts                       Cost                         Value
                                          --------------------------------------------------------------------------------------
Bankers Trust Pyramid Open
      End GIC Fund II                                     575,949        $              575,949   $                  575,949
Fidelity Balanced Fund                                    198,911                     2,555,013                    3,093,070
Janus Fund                                                 85,815                     2,067,181                    2,370,223
Fidelity Magellan Fund                                     13,664                     1,077,631                    1,244,121
T.Rowe Price International
      Stock Fund                                           48,474                       616,143                      748,440
CEM Corporation Stock                                           -                             -                            -
Loans to participants
      (interest rate of 8.75 - 11%)                            18                       115,601                      115,601
                                                                    ------------------------------------------------------------
                                                                         $            7,007,518   $                8,147,404
                                                                    ============================================================

                                   ----------


3. Investments (continued):

The Plan's investments realized the following gains and losses for the years ended June 30, 1998 and 1997:

                                                                     1998
                                     --------------------------------------------------------------------
                                                                                       Net Gain
                                         Proceeds                 Cost                  (Loss)
                                     --------------------------------------------------------------------
Participant-Directed Funds:
   Bankers Trust Pyramid Open
      End GIC Fund II                $           370,861   $            370,861,   $                -
   Baron Asset Fund                                    -                       -                    -
   Invesco Value Fund                                  -                       -                    -
   Janus Worldwide Fund                                -                       -                    -
   Schwab Capital S & P Fund                      16,809                  17,226                (417)
   Strong Opportunity Fund                             -                       -                    -
   Fidelity Balanced Fund                      1,120,883                 915,080              205,803
   Janus Fund                                    846,508                 725,278              121,230
   Fidelity Magellan Fund                        699,992                 568,943              131,049
   T.Rowe Price International
      Stock Fund                                 417,252                 369,585               47,667
   CEM Corporation Stock                               -                       -                    -
                                     --------------------------------------------------------------------
                                     $         3,472,305   $           2,966,973   $          505,332
                                     ====================================================================

                                                                      1997
                                     --------------------------------------------------------------------
                                                                                       Net Gain
                                         Proceeds                 Cost                  (Loss)
                                     --------------------------------------------------------------------
Participant-Directed Funds:
   Bankers Trust Pyramid Open
      End GIC Fund II                $           315,374   $             315,374   $                -
   Fidelity Balanced Fund                        644,028                 572,249               71,779
   Janus Fund                                    495,252                 433,026               62,226
   Fidelity Magellan Fund                        859,402                 834,474               24,928
   T.Rowe Price International
      Stock Fund                                 300,706                 266,212               34,494
   CEM Corporation Stock                           5,890                   9,835               (3,945)
                                     --------------------------------------------------------------------
                                     $         2,620,652   $           2,431,170   $          189,482
                                     ====================================================================


The cost of securities sold was determined based on the average cost method.

The total amount of unrealized appreciation was $1,512,286 and $1,139,886 for the years ended June 30, 1998 and 1997, respectively. The change in unrealized appreciation was an increase of $372,361 and an increase of $877,366 for the years June 30, 1998 and 1997, respectively.

                                   ----------



3. Investments (continued):

Each participant has the option of investing in any or all of the available funds, including CEM Corporation Common Stock. The Fidelity Balanced Fund is designed to provide as much income as possible while being consistent with the preservation of capital by investing in stocks and bonds. The Fidelity Magellan Fund is designed to increase the value of the fund's shares over a long term by investing in stocks with growth potential. The Janus Fund is also designed towards long term growth by investment in growth stocks. The T. Rowe Price International Stock Fund is designed for growth by investing in common and preferred stocks of international companies in Europe, Japan, the Far East, Latin America and other countries. The Strong Opportunity Fund invests in stock of small, medium, and large lesser known companies with attractive prices. The Bankers Trust Pyramid Open End GIC Fund II is designed to provide a maximum yield with the preservation of capital by investing in GIC alternatives, GIC separate accounts, and other GIC investments. The Baron Asset Fund is designed to invest in stocks of small and medium companies with strong balance sheets and undervalued assets. The Invesco Total Return Fund is designed as a balanced fund by investing in stocks of large established companies and high quality bonds. The Janus Worldwide Fund is designed to invest in global stocks with growth potential. The Schwab S & P 500 Fund invests in stocks which are included in the Standard & Poors 500 Index.

The number of participants investing in each fund at June 30, 1998 and 1997 is as follows:

                                                1998                   1997
                                           -------------         -------------
Bankers Trust Fund                               52                     70
Baron Asset Fund                                 19                      -
Invesco Value Fund                               68                      -
Janus Worldwide Fund                             51                      -
Schwab Capital S & P Fund                        25                      -
Strong Opportunity Fund                          16                      -
Fidelity Balanced                                87                    105
Janus Fund                                      129                    120
Fidelity Magellan                                71                     97
T.Rowe Price International Stock Fund            46                     76
CEM Corporation Common Stock                      -                      -


4. Tax Status:

The Plan has received a letter of determination from the Internal Revenue Service dated February 22, 1996, advising that the Plan constitutes a qualified trust under Section

                                   ----------


401(a) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes.



5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become one hundred percent vested in their accounts.



6 Subsequent Events

Subsequent to June 30, 1998 the Plan changed administers from AON Consulting to Charles Schwab. Also, subsequent to June 30, 1998 the Plan eliminated the following investment options: Fidelity Balanced, Fidelity Magellan, T. Rowe Price International, and Bankers Trust. Participants had the option to either transfer funds from existing to new investments or their proceeds were automatically invested in funds with similar investment objectives.

                             SUPPLEMENTAL SCHEDULES

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of June 30, 1998

                                   ----------


                                                                              1998
                                         -----------------------------------------------------------------------------
                                           Number of Units
                                             on Principle                                                 Market
                                               Amounts                        Cost                         Value
                                         -----------------------------------------------------------------------------
Bankers Trust Pyramid Open
      End GIC Fund II                             446,102$                   446,102   $                  446,102
Baron Asset Fund                                    4,626                    245,126                      241,503
Invesco Value Fund                                  7,135                    224,661                      223,605
Janus Worldwide Fund                                5,731                    258,604                      270,115
Schwab Capital S & P Fund*                         21,967                    375,748                      385,735
Strong Opportunity Fund                             6,037                    255,372                      251,266
Fidelity Balanced Fund                            178,987                  2,404,059                    2,999,827
Janus Fund                                        107,507                  2,724,083                    3,243,472
Fidelity Magellan Fund                             13,253                  1,136,542                    1,452,905
T.Rowe Price International
      Stock Fund                                   31,173                    407,641                      475,694
CEM Corporation Stock                                   -                          -
Loans to participants
      (interest rate of 10.25 - 11%)                   24                    103,497                      103,497
                                                         ------------------------------------------------------------
                                                         $                 8,581,445   $               10,093,721
                                                         ============================================================



* Party in Interest

              CEM CORPORATION SALARY REDUCTION PROFIT-SHARING PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                        For the year ended June 30, 1998

                                   ----------


                                               Number of    Amount of    Number of    Maturity or    Cost of   Expenses  Gain (Loss)
   Description of Assets Or Transaction        Purchases    Purchases      Sales    Selling Price    Assets    Incurred   on Sale
------------------------------------------------------------------------------------------------------------------------------------
Category (I)-Single transactions in excess of
   5% of Plan Assets
----------------------------------------------
Janus Fund                                       1       $454,088

Category (III)- Series of transactions
   in a security issue aggregating
   5% of Plan Assets
----------------------------------------------
Bankers Trust Pyramid GIC Fund
----------------------------------------------
  Bankers Trust Pyramid GIC Fund                                              52     $  370,861      $370,861     $      $      -
                                                75        241,014
Fidelity Balanced Fund
----------------------------------------------
  Fidelity Balanced Fund                                                      49      1,120,883       915,080             205,803
                                                62        764,123
Fidelity Magellan
----------------------------------------------
  Fidelity Magellan                                                           49        699,992       568,943             131,049
                                                61        627,854
Janus Fund
----------------------------------------------
  Janus Fund                                                                  67        846,508       725,278             121,230
                                                95      1,382,187
T. Rowe Price International Stock Fund
----------------------------------------------
  T. Rowe Price International Stock Fund                                      50        417,252       369,585              47,667
                                                49        161,083
Schwab Capital S & P 500 E. Shares*
----------------------------------------------
  Schwab Capital S & P 500 E. Shares                                           5         16,809        17,226                (417)
                                                29        392,975



* Party in Interest

                                       15